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RICH MAY, A PROFESSIONAL CORPORATION
176 FEDERAL STREET
BOSTON, MASSACHUSETTS 02110-2223
TELEPHONE (617) 556-3800
FAX (617) 556-3890

                          August 18, 2006

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  CORNING NATURAL GAS CORPORATION
  Amend No. 1 to Preliminary Proxy Statement on Schedule 14A
  File No. 0-00643

Dear Filing Agent:

        On behalf of our client, Corning Natural Gas Corporation (the "Company"), pursuant to Rule 14a-6(a), we are filing, via EDGAR, Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A with respect to a special meeting of the Company's stockholders to consider a merger agreement with C&T Enterprises, Inc.

Filing Fee

        As described in several places throughout the proxy statement, the merger consideration has been increased to $16.50 per share. The increased fee relating to such increased consideration is on deposit with the Commission.

Response to Comments

        This Amendment No. 1 addresses the comments received from the SEC Staff in the August 8, 2006 comment letter (the "Comment Letter"). The comments have been addressed as follows:

1.
Opinion of Bryant Park Capital to Corning Board of Directors, [formerly] page 26.

        In response to the comment, language has been added to page 31 of the proxy statement to clarify Bryant Park Capital's belief that shareholders can not rely upon its opinion to support any claims against Bryant Park Capital arising under applicable state law.

2.
Interest of Certain Persons in the Merger, [formerly] page 33.

        Several agreements, which had been previously described in the Company's SEC filings, were filed with the Company's Form 10-Q for the period ended June 30, 2006, which was filed with the SEC on August 14, 2006.

3.
Merger Agreement and Adjustment to Merger Consideration, [formerly] page 39.

        The Merger Agreement has been amended to provide for a definitive price per share of $16.50 (in lieu of the previous $13.71 subject to several adjustments for contingencies). Because of this change to a definitive price there will be no adjustments to the price.

  Revisions describing Amendment No. 1 to the Merger Agreement

        Throughout the proxy statement, Amendment No. 1 to the Merger Agreement and the new $16.50 price per share are described (see, e.g., pages 23-24, 36-37, et al.). Amendment No 1. to the Merger Agreement is also filed as part of Appendix A (pages A-56 to A-59).

        The revisions to the proxy statement describe that the price change occurred through negotiations and in these negotiations, Thomas Barry (Corning's Chairman, President and CEO) and Kenneth James Robinson (Executive Vice President) (i) agreed to reduce their severance payments provided such reductions increased the Merger consideration; (ii) agreed to be the buyer of last resort for the Appliance Company Notes and (iii) agreed that their severance payments could be further reduced if the Company Transaction Costs relating to the Merger exceed $1,075,000 (see pages 23-24, 36-37, et al.). The Corning's Board of Directors August 18 special meeting concerning Amendment No.1 to the Merger Agreement is also described in the proxy statement (pages 23-24).

  Other Revisions.

        The proxy statement has also been revised to reflect the following:

        The record date (August 14) and meeting date (September 28) have been inserted throughout the proxy statement.

        The stock prices table (page 12) and stock ownership table (page 51) have been updated.

        The Federal Energy Regulatory Commission's requirements have been satisfied (pages 11 and 35).

        Financial statement information for the nine months ended June 30 has replaced the previous financial statement information through March 30 (page 13).

        The sale and proceeds from the sale of Corning Realty are described (pages 14 and 35).

        More details about NYPSC July 19, 2006 approval and related Order have been included (pages 26 and 34).

  Company Acknowledgement.

        In response to the unnumbered comment on page 3 of the Comment Letter, attached to this cover letter is the Company's acknowledgement of its responsibility for the accuracy and adequacy of the proxy materials.

  Timing.

        The Company would greatly appreciate expedited review of this Amendment No. 1, so that it may promptly print and distribute its proxy statement and hold its meeting prior to its fiscal year end of September 30, 2006.

        Should you have any questions regarding the preliminary proxy materials, please call me at (617) 556-3857 or my colleague Stephen M. Kane, Esq. at (617) 556-3827.

        Thank you.

Very truly yours,
/s/ ERIC J. KRATHWOHL Eric J. Krathwohl
cc:
Thomas K. Barry
Stephen M. Kane, Esq.

Attachment—Company Acknowledgement

Acknowledgement of Corning Natural Gas Corporation

        CORNING NATURAL GAS CORPORATION (the "Company") hereby acknowledges that:

        1)    The Company is responsible for the adequacy and accuracy of the disclosures in its proxy statement filed with the Securities and Exchange Commission ("SEC") on its Schedule 14A filing;

        2)    SEC Staff comments or changes to disclosure in the proxy statement in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        3)    The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the 18th day of August, 2006.

CORNING NATURAL GAS CORPORATION
By:	/s/ THOMAS K. BARRY Thomas K. Barry Chairman of the Board, President & Chief Executive Officer
By:	/s/ KENNETH J. ROBINSON Kenneth J. Robinson Executive Vice President

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RICH MAY, A PROFESSIONAL CORPORATION 176 FEDERAL STREET BOSTON, MASSACHUSETTS 02110-2223 TELEPHONE (617) 556-3800 FAX (617) 556-3890
Acknowledgement of Corning Natural Gas Corporation